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KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

July 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:                             Zealand Pharma A/S

Registration Statement on Form F-1;

Filed July 6, 2017

CIK No. 0001674988

Ladies and Gentlemen:

Zealand Pharma A/S (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter to the Registrant dated April 5, 2017.  For your convenience, the Staff’s comments are numbered and presented in italicized type below, and each comment is followed by the Registrant’s proposed response. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of the Registrant's Registration Statement on Form F-1 (the “Registration Statement”), as filed with the SEC on July 6, 2017, marked against the Registrant's third confidential submission of its Draft Registration Statement, as confidentially submitted to the SEC on March 16, 2017 (“Submission #3”). If the Staff would like additional hard copies, please so advise, and we would be happy to provide additional copies.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Submission #3, and page references in the responses refer to the Registration Statement.

Cover page

1.              We note your statement that the last reported sale price of your ordinary shares on Nasdaq Copenhagen was DKK     per share, which equals a price of $     per ADS based on the U.S. dollar/DKK exchange rates. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the home market trading price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and notes to the Staff that pursuant to Danish regulations and following discussions with the underwriters, the Registrant does expect that the U.S. IPO price will be largely based on the home market trading price. As such, the Registrant has left the cover page of the preliminary prospectus unchanged.

Business

Our Competitive Strengths, page 93

2.              We note your response to our prior comment 1. However, the description that you are eligible to earn “tiered royalty payments ranging from low double digits to the midteens…and the disclosure on page 113 that “[r]oyalties correspond to tiered, low double-digit percentages…” is too broad and could imply that your royalty rate is anywhere from 10% to 49%. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate that does not exceed 10 percentage points. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate, such as providing a range that does not exceed ten percent (e.g., between twenty and thirty percent)

Response: In response to the Staff’s comment, the Registrant has amended the disclosure on pages 97 and 119 to disclose a royalty rate range of 10% to the mid teens.

Principal Shareholders, page 144

3.              Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Kapitalforeningen LD and Sunstone Life Science Ventures Fund I K/S

Response: In response to the Staff’s comment, the Registrant notes that Kapitalforeningen LD is wholly-owned by Lønmodtagernes Dyrtidsfond, a foundation that is a self-governing entity. Pursuant to Danish law, Lønmodtagernes Dyrtidsfond, is considered to have voting control over the shares held by Kapitalforeningen LD. Sunstone LSV Management A/S is the management company of Sunstone Life Science Ventures Fund I K/S and, pursuant to Danish law, is considered to have voting control over the shares held by Sunstone Life Science Ventures Fund I K/S.

*****

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:                                Zealand Pharma A/S

Mats Blom

Cooley LLP

Div Gupta

Charlie Kim

Joshua Kaufman

Dechert LLP

Patrick Lyons

Jonathan Schur